Exhibit 4.4

[FORM OF LETTER TO REGISTERED HOLDERS OF COMMON STOCK]

FAMOUS DAVE’S OF AMERICA, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights

Distributed to Stockholders

of Famous Dave’s of America, Inc.

, 2018

Dear Stockholder:

Enclosed are materials relating to a rights offering by Famous Dave’s of America, Inc., a Minnesota corporation (“we,” “us,” “our,” or the “Company”), including the Prospectus dated             , 2018 (the “Prospectus”). Please carefully review the Prospectus, which describes how you can participate in the rights offering.  In the rights offering, we are offering an aggregate of                shares of common stock, par value $0.01, as described in the Prospectus. The subscription rights will expire if not exercised prior to 5:00 p.m., New York City time, on               , 2018 (the “Expiration Time”).

As described in the Prospectus, you will receive              subscription rights for each share of common stock owned at 5:00 p.m., New York City time, on                 , 2018 (the “Record Date”). Each whole subscription right will allow you to subscribe for one (1) share of common stock (the “basic subscription privilege”) at the cash price of $3.50 per full share (the “subscription price”).  The Rights are non-transferrable and will not be listed for trading on the Nasdaq Global Market or any other securities exchange or automated quotation system.

In addition, any holder of subscription rights exercising his, her or its basic subscription privilege in full will be eligible to subscribe to purchase additional shares of common stock at the same subscription price per share that applies to the basic subscription privilege, subject to the conditions and limitations described further in the Prospectus. We can provide no assurances that you will actually be entitled to purchase the number of shares issuable upon the exercise of your over-subscription privilege in full at the expiration of the rights offering. We will satisfy over-subscription requests to the extent sufficient shares are available following the exercise of rights under the basic subscription privilege.  If the number of shares of common stock requested by all holders exercising the over-subscription privilege is less than the total number of shares available, then subject to the foregoing reservation of rights, each holder of subscription rights exercising the over-subscription privilege will receive the total number of shares requested (up to a maximum number of shares equal to such holder’s pro rata allocation, as described below). If there are not enough shares of common stock available to satisfy all subscriptions made under the over-subscription privilege, we will allocate the available shares pro rata among the stockholders exercising their over-subscription privileges.  With respect to any individual stockholder, “pro rata” means the percentage of our issued and outstanding shares of common stock that such stockholder owned, beneficially or of record, as of the Record Date.

You will be able to exercise your subscription rights to purchase shares of our common stock, par value $0.01 per share, only during a limited period.  Answers to some frequently asked questions about the rights offering can be found under the heading “Questions and Answers Relating to the Rights Offering” in the Prospectus.  Any prospective purchaser of shares of our common stock pursuant to the exercise of the subscription rights should read the Prospectus, including without limitation the risk factors contained therein, prior to making any decision to invest in the Company.

If any subscription rights remain unexercised after the expiration of the rights offering, PW Partners, LLC (the “Standby Purchaser”) has agreed to purchase, at the subscription price, in a private transaction separate from the rights offering, any and all shares of common stock not subscribed for by our stockholders pursuant to the exercise of their basic subscription privileges and over-subscription privileges.  No fees or other consideration will be paid by the Company to the Standby Purchaser in exchange for its commitment to purchase any and all unsubscribed shares of common Stock following the rights offering.

You are not required to exercise any or all of your subscription rights. If you do not exercise your subscription rights and the rights offering is completed, the number of shares of our common stock you own will not change but your percentage ownership of our total outstanding voting stock will decrease because shares will be purchased by other stockholders in the rights offering and/or by the Standby Purchaser. Your percentage ownership of our voting stock may also decrease if you do not exercise your basic subscription privilege in full. Please see the discussion of risk factors related to the rights offering, including dilution, under the heading “Risk Factors—Risks Related to the Rights Offering,” in the Prospectus. No fractional shares will be issued in the offering: all partial shares will be rounded down to the nearest whole share.

The Rights are evidenced by a Subscription Rights Certificate issued to stockholders of record and will cease to have any value at the Expiration Time.

Enclosed are copies of the following documents:

1.                                      Prospectus;

2.                                      Subscription Rights Certificate;

3.                                      Instructions as to Use of Famous Dave’s of America, Inc. Subscription Rights Certificates; and

4.                                      A return envelope addressed to Broadridge Corporate Issuer Solutions, Inc., the subscription agent.

Your prompt action is requested. To exercise the subscription rights, as indicated in the Prospectus, you should deliver to the subscription agent the properly completed and signed Subscription Rights Certificate with payment of the subscription price in full for each share of common stock subscribed for pursuant to the basic subscription privilege and the over-subscription privilege. The subscription agent must receive the Non-Transferable Subscription Rights Certificate with payment of the subscription price prior to the Expiration Time. If you send your Non-Transferable Subscription Rights Certificate(s) and subscription price payment by mail, we recommend that you send them by registered mail, properly insured, with return receipt requested. We will not be required to issue shares of our common stock to you if the subscription agent receives your Subscription Rights Certificate or your subscription payment after that time, regardless of when the Subscription Rights Certificate and subscription payment were sent. See “The Rights Offering—Expiration Date and Amendments” in the Prospectus.

Once you have exercised your basic subscription privilege and/or over-subscription privilege, such exercise may not be revoked, even if you later learn information that you consider to be unfavorable to the exercise of your subscription rights.

Additional copies of the enclosed materials may be obtained from Broadridge Corporate Issuer Solutions, Inc., the subscription agent for the rights offering, by calling (855) 793-5068 (toll-free). Any questions or requests for assistance concerning the rights offering should be directed to the subscription agent.

Very Truly Yours,

Famous Dave’s of America, Inc.